Exhibit 99-2
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PGS Junior Subordinated Creditors Approved Restructuring Plan

OCTOBER 15, 2003: OSLO, NORWAY; HOUSTON, TEXAS - Petroleum Geo-Services ASA (debtor in possession) ("PGS" or the "Company") (OSE: PGS; OTC: PGOGY) announced today that, according to a preliminary tabulation of the voting results in respect of the Company's First Amended Plan of Reorganization (the "Plan"), which was filed with the U.S. Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court") on September 10, 2003, the requisite number and dollar amount of its junior subordinated debentures voted to accept the Plan.

At the Confirmation Hearing for the Plan, scheduled for October 21, 2003, the Company will present to the Bankruptcy Court a final certification of the voting results as part of the Plan confirmation process. Following confirmation, the Company expects to consummate the Plan and emerge from Chapter 11 in November.


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Petroleum Geo-Services is a technologically focused oilfield service company principally involved in geophysical and floating production services. PGS provides a broad range of seismic- and reservoir services, including acquisition, processing, interpretation, and field evaluation. PGS owns and operates four floating production, storage and offloading units (FPSO's). PGS operates on a worldwide basis with headquarters in Oslo, Norway. For more information on Petroleum Geo-Services visit www.pgs.com.


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The information included herein contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements, including statements relating to the Company's business plan and expected liquidity in the future, are based on various assumptions and analyses made by the Company, including the assumption that all material contracts (including FPSO contracts and subsidiary financing arrangements) will be unaffected by the implementation and consummation of the Restructuring, based on the Company's experience and its perception of historical and future trends, on the terms of the proposed Restructuring, on general economic and business conditions and on numerous other factors, including expected future developments, many of which are beyond the control of the Company. Such forward-looking statements are also subject to the risk that the Restructuring described above may not be consummated and certain additional risks and uncertainties as disclosed by the Company in its filings with the Securities and Exchange Commission. As a result of these factors, the Company's actual results may differ materially from those indicated in or implied by such forward-looking statements.


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This announcement does not constitute an offer of any securities for sale. Any securities issuable in the Restructuring have not been registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration under such act or an applicable exemption from registration requirements.



FOR DETAILS, CONTACT:
Sam R. Morrow
Svein T. Knudsen
Phone:  +47-67-52-6400
Suzanne M. McLeod
Phone:  +1 281-589-7935


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